Exhibit 21

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of June 30, 2008, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

NAME	WHERE INCORPORATED
aQuantive, Inc.	United States
Microsoft Ireland Research	Ireland
Microsoft EMEA Cost Share, LLC	United States
Microsoft Capital Group, L.P.	United States
Microsoft Global Finance	Ireland
Microsoft Ireland Operations Limited	Ireland
Microsoft Licensing, GP	United States
Microsoft Online, LP	United States
Microsoft Operations Pte Ltd	Singapore
Microsoft Operations Puerto Rico, LLC	Puerto Rico
Microsoft Regional Sales Corporation	United States
MOL Corporation	United States